LION LAND BERHAD (415-D)

A Member of The Lion Group

03003039

03 JAN -8 AM 9:36

23 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

PROCESSED SUPPL

JAN 2 2 2003

THOMSON FINANCIAL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad ("LLB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Circular to Shareholders dated 4 December 2002 in relation to the proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature;

b) General Announcement dated 19 December 2002, Re: Seventy-Second Annual General Meeting;

c) General Announcement dated 19 December 2002, Re: Extraordinary General Meeting; and

d) Change in Boardroom dated 19 December 2002.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dlw 1/14

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LLB on 19-12-2002 05:57:45 PM
Reference No LL-021219-6AFCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Seventy-Second Annual General Meeting

* **Contents :-**

We are pleased to inform that at the Seventy-Second Annual General Meeting of the Company held on 19 December 2002, the shareholders have approved the following:

1. the payment of a first and final dividend of 0.1% less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2002; and

2. all other resolutions tabled including the following ordinary resolution transacted as special business:

   ORDINARY RESOLUTION

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

Form Version 2.0

General Announcement

Ownership transfer to LLB on 19-12-2002 05:36:10 PM

Reference No LL-021219-4B80E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting held on 19 December 2002, the shareholders of the Company have approved the following ordinary resolution:

ORDINARY RESOLUTION

Proposed Renewal of Shareholders' Mandate
for Recurrent Related Party Transactions of a Revenue or Trading Nature

That approval be given for the renewal of the Shareholders' Mandate for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 4 December 2002 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:
   a) the type of the Recurrent Transactions made; and
   b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the listed issuer.

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

LION LAND BERHAD (415-D)

Secretary 19 DEC 2002

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

19 DEC 2002

Form Version 2.0

Change in Boardroom

Ownership transfer to LLB on 19-12-2002 05:36:11 PM
Reference No LL-021219-4B80F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Date of change	:	**19-12-2002**
* Type of change	:	**Retirement**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Dato' Dr. Mohd Shahari Ahmad Jabar**
* Age	:	**66**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Bachelor of Arts degree, University of Malaya** **2. Masters (Social Sciences) degree, International Institute of Social Studies, Hague, Holland** **3. PH.D (Political Science) , University of Hawaii, United States of America** **4. Advance Management Program, Harvard Business School, Boston, United States of America**
* Working experience and occupation	:	**Started career as the Assistant District Officer in the District of Kuala Selangor in 1960 and served the Malaysian Government until 1991. During his service with the Malaysian Government, he has held the posts of Secretary of the Public Services Commission-Sarawak and Sabah, Assistant Secretary at the Prime Minister's Department, Deputy Director of the Malaysian Centre for Development Studies, Deputy Secretary at the Ministry of National Department, Director of the National Institute of Public Administration, Director of Asian and Pacific Development Centre and as Deputy Director-General at the Public Services Department.**
* Directorship of public companies (if any)	:	**1. Allianz General Insurance Malaysia Berhad** **2. Allianz Life Insurance Malaysia Berhad** **3. Malaysian Resources Corporation Berhad** **4. Sistem Televisyen Malaysia Berhad** **5. Amanah Property Trust Managers Berhad** **6. Amanah SSCM Asset Management Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**

LION LAND BERHAD (415-D)

Secretary

19 DEC 2002

*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :

Retired at the Seventy-Second Annual General Meeting of the Company held on 19 December 2002

LION LAND BERHAD (415-D)

Secretary

19 DEC 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in LION LAND BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

LION LAND BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening an Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002, at 2.20 pm or immediately after the conclusion of the Seventy-Second Annual General Meeting of the Company scheduled to be held on the same day at 2.00 pm, whichever shall be the later, to consider the abovementioned proposal is enclosed in this Circular. Shareholders are advised to refer to the Notice of the Extraordinary General Meeting and the Form of Proxy which are enclosed. The Form of Proxy should be lodged at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not later than forty-eight (48) hours before the time set for holding the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

The last date and time for the lodging of the Form of Proxy is 17 December 2002 at 2.20 pm.

This Circular is dated 4 December 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"LLB" or "the Company"	:	Lion Land Berhad
"LLB Group"	:	LLB and its subsidiary companies
"Act"	:	Companies Act, 1965
"AGM"	:	Annual General Meeting
"Amble Bond Sdn Bhd Group"	:	Amble Bond Sdn Bhd and its subsidiary and associated companies
"Amsteel"	:	Amsteel Corporation Berhad, the ultimate holding company of LLB
"Amsteel Group"	:	Amsteel and its subsidiary and associated companies (excluding its listed subsidiaries namely LLB, AMB, CPMB and Posim and their respective subsidiary and associated companies)
"Amsteel Mills Sdn Bhd Group"	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB, together with its subsidiary and associated companies
"ACB"	:	Amalgamated Containers Berhad, an associated company of Amsteel
"ACB Group"	:	ACB and its subsidiary and associated companies
"AMB"	:	Angkasa Marketing Berhad, a related company of LLB
"AMB Group"	:	AMB and its subsidiary and associated companies
"CPMB"	:	Chocolate Products (Malaysia) Berhad, a related company of LLB
"CPMB Group"	:	CPMB and its subsidiary and associated companies
"Directors"	:	The board of directors of LLB
"director"	:	Shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange

"LCB"	:	Lion Corporation Berhad, a major shareholder holding 50.48% equity interest in LLB by virtue of its direct and/or indirect interest
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Development (Penang) Sdn Bhd Group"	:	Lion Development (Penang) Sdn Bhd and its subsidiary and associated companies
"Lion Holdings Sdn Bhd Group"	:	Lion Holdings Sdn Bhd and its subsidiary and associated companies
"Lion Holdings Pte Ltd Group"	:	Lion Holdings Pte Ltd and its subsidiary and associated companies
"Lion Teck Chiang Limited Group"	:	Lion Teck Chiang Limited and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder holding 53.48% equity interest in LLB by virtue of its direct and/or indirect interest
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements of the KLSE and is reproduced herein in paragraph 2.2
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"Peringkat Prestasi (M) Sdn Bhd Group"	:	Peringkat Prestasi (M) Sdn Bhd and its subsidiary and associated companies
"Posim"	:	Posim Berhad, a related company of LLB
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed Renewal of Shareholders' Mandate"	:	Proposed renewal of the Shareholders' Mandate

"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.3 which the LLB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of LLB or of its subsidiaries or its holding company or a subsidiary of its holding company
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein paragraph 2.2
"Ributasi Holdings Sdn Bhd Group"	:	Ributasi Holdings Sdn Bhd and its subsidiary and associated companies
"Shareholders' Mandate"	:	The shareholders' mandate obtained on 24 December 2001 for the LLB Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

4 December 2002

Directors:

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Dr. Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: **The Shareholders of Lion Land Berhad**

Dear Shareholders

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 24 December 2001, the Company obtained a Shareholders' Mandate for the Recurrent Transactions at the Extraordinary General Meeting in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE.

The Shareholders' Mandate shall expire at the conclusion of the forthcoming AGM unless it is renewed.

On 24 September 2002, the Directors announced that the Company proposes to seek a renewal of the Shareholders' Mandate from its shareholders at the forthcoming AGM.

The purpose of this Circular is to provide information relating to the Proposed Renewal of Shareholders' Mandate and to seek your approval on the Ordinary Resolution to be tabled at the EGM to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.20 pm or immediately after the conclusion of the Seventy-Second AGM of the Company scheduled to be held on the same day at 2.00 pm, whichever shall be the later, or at any adjournment thereof.

Disclosure has been made in the 2002 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the Shareholders' Mandate during the financial year ended 30 June 2002, amongst others, based on the following information:

a) the type of the Recurrent Transactions made; and
b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the listed issuer.

2. DETAILS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE and Paragraph 4.1.4 of Practice Note No. 12/2001 in Relation to Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions of a revenue or trading nature which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements of the KLSE. The draft circular must be submitted to the KLSE together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements of the KLSE; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between LLB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E paragraph 10.08 and paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first annual general meeting of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to seek the renewal of the Shareholders' Mandate from its shareholders for the LLB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Shareholders' Mandate, if renewed, will take effect from the date of the passing of the Ordinary Resolution relating thereto at the EGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required by law to be held unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements of the KLSE are as follows:

- director
  - shall have the meaning given in section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

LLB is principally involved in property development. The LLB Group engages in a range of activities, principally those relating to the following sectors:

(a) Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products and services.

(b) Property - property development, building construction and property management.

(c) Others - provision of educational services, manufacture and marketing of pharmaceutical products, automobiles and plastic components.

Due to the diversity and size of the LLB Group, it is anticipated that the LLB Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions are described in paragraph 3.3 below.

The Directors are seeking a renewal of the Shareholders' Mandate which allow the LLB Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.3 below with certain classes of related party set out in paragraph 3.2 below provided such transactions are made on an arm's length basis and on normal commercial terms of the LLB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE to be dealt with at the EGM are as set out in paragraph 3.3 below.

3.2 Classes of Related Party

The Proposed Renewal of Shareholders' Mandate will, *inter alia*, apply to the following classes of related party:

Related Party	Note
Amsteel Group	i and iii
AMB Group	i and iii
LCB Group	i and iii
Posim Group	i and iii
CPMB Group	i and iii
ACB Group	i and iii
Lion Holdings Sdn Bhd Group	i and iii(a)
Lion Development (Penang) Sdn Bhd Group	i
Amble Bond Sdn Bhd Group	i
Ributasi Holdings Sdn Bhd Group	i
Lion Teck Chiang Limited Group	i, iii(a), iii(d), iii(e) and iii(f)
Lion Holdings Pte Ltd Group	i
CS Tang & Co	ii
LTAT Group	iii(d)
Peringkat Prestasi (M) Sdn Bhd Group	iii(b) and iii(c)

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Note) with:

Note:

(i) Datuk Cheng Yong Kim (the Managing Director and major shareholder of LLB) and Tan Sri Cheng Heng Jem (a major shareholder of LLB) who each has a direct interest and/or indirect interest held via corporations in which Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem each has more than 15% shareholding as set out in Appendix II contained in this Circular.

(ii) M Chareon Sae Tang (a director of Amsteel), who is the sole proprietor of CS Tang & Co, a law firm.

(iii) The persons/companies listed below (major shareholders of LLB) which have a direct interest and/or indirect interest held via corporations in which they each have more than 15% shareholding as set out in Appendix II contained in this Circular:

(a) Lion Holdings Sdn Bhd
(b) Mirzan bin Mahathir
(c) Peringkat Prestasi (M) Sdn Bhd
(d) LTAT
(e) Amsteel
(f) LCB

The direct and indirect interests of interested directors ("Interested Directors") and/or major shareholders ("Interested Major Shareholders") in LLB as at 25 November 2002 are as follows:

	Direct		Indirect		
	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%	No. of options[1]
Interested Directors					
Datuk Cheng Yong Kim	591,586	0.10	329,155,407 [a]	55.47	175,000
Dato' Kamaruddin @ Abas bin Nordin [2]	2,000	**	-	-	79,000
Heah Sieu Lay [3]	-	-	-	-	-
Cheng Yong Liang [4]	63,840	0.01	-	-	-
Interested Major Shareholders					
Tan Sri Cheng Heng Jem	1,680	**	342,079,285 [b]	57.65	-
Datuk Cheng Yong Kim	591,586	0.10	329,155,407 [a]	55.47	175,000
Lion Holdings Sdn Bhd	12,482,614	2.10	308,078,411 [c]	51.92	-
Mirzan bin Mahathir	-	-	299,529,946 [d]	50.48	-
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 [e]	50.48	-
LTAT	17,360,993	2.93	299,983,946 [f]	50.56	-
Amsteel	1,002,783	0.17	298,527,163 [g]	50.31	-
LCB	756	**	299,529,190 [h]	50.48	-

** Negligible

Notes:

(1) Options granted pursuant to the LLB's Executive Share Option Scheme.

(2) Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of the Company), a company in which Datuk Cheng Yong Kim is a substantial shareholder via his shareholding in the Company.

(3) Employee of Lion Subang Parade Sdn Bhd (a wholly-owned subsidiary company of CPMB), a company in which Datuk Cheng Yong Kim is a substantial shareholder via his shareholding in CPMB.

(4) Brother of Datuk Cheng Yong Kim and nephew of Tan Sri Cheng Heng Jem, a substantial shareholder of the Company.

(a) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect–100%), Horizon Towers Sdn Bhd (Direct-nil; Indirect–100%), Lion Holdings Sdn Bhd (Direct-0.83%; Indirect–19.17%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect–70.64%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect–100%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Lion Management Sdn Bhd (Direct-nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-nil; Indirect–20%), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect–100%), Bayview Properties Sdn Bhd (Direct-nil; Indirect-100%), Sin Seng Investment Pte Ltd (Direct-20%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), Amsteel (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming Investments Limited (Direct-nil; Indirect–100%).

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%), Lancaster Trading Company Limited (Direct-60%; Indirect-nil), Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-79%), William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Lion Holdings Pte Ltd (Direct-nil; Indirect-58.80%), Lion Mangament Sdn Bhd (Direct-nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect-100%), Bayview Properties Sdn Bhd (Direct-nil; Indirect-100%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Amsteel (Direct-nil; Indirect-36.97%), LCB (Direct-0.10%; Indirect-57.32%), Ceemax Electronics Sdn Bhd (Direct-nil; Indirect-100%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Tirta Enterprises Sdn Bhd (Direct-nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-nil), Jelajah Jaya Sdn Bhd (Direct-100%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), Amsteel (Direct-0.002%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(d) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), Amsteel (Direct-nil; Indirect-29.37%), LCB (Direct-nil; Indirect-15.80%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(e) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), Amsteel (Direct-nil; Indirect-29.37%), LCB (Direct-15.80%; Indirect-nil) and Konming Investments Limited (Direct-nil; Indirect-100%).

(f) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Amsteel (Direct-21.00%; Indirect-nil), LCB (Direct-nil; Indirect-20.19%), Affin-ACF Finance Berhad (Direct-nil; Indirect-100%) and Konming Invesments Limited (Direct-nil; Indirect-100%).

(g) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), LCB (Direct-nil; Indirect-20.19%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(h) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), Amsteel (Direct-19.35%; Indirect-10.01%) and Konming Invesments Limited (Direct-nil; Indirect-100%).

The direct and indirect interests of persons connected with the Interested Directors and/or Interested Major Shareholders in LLB ("Persons Connected") as at 25 November 2002 are as follows:

	Direct		Indirect	
	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%
Persons Connected				
Datin Ng Seok Kuan (1)	30,696	0.01	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har (2)	57,358	0.01	1,512 (a)	**
Cheng Theng Kee (3)	683,400	0.12	-	-
Chen Shok Ching (4)	731,757	0.12	-	-
Cheng Wei Meng (5)	1,000	**	-	-
Cheng Chai Hai (6)	40,857	0.01	-	-
Lion Realty Pte Ltd (7)	-	-	329,048,223 (b)	55.45
Lancaster Trading Company Limited (8)	11,518,084	1.94	320,561,025 (c)	54.02
Utara Enterprise Sdn Bhd (8)	-	-	320,561,025 (d)	54.02
William Cheng Sdn Bhd (8)	7,466	**	320,561,025 (e)	54.02
Happyvest (M) Sdn Bhd (9)	-	-	307,998,020 (f)	51.91
Amanvest (M) Sdn Bhd (9)	8,297,194	1.40	299,529,946 (g)	50.48
Umatrac Enterprises Sdn Bhd (9)	296,797,060	50.02	2,732,886 (h)	0.46
Timuriang Sdn Bhd (9)	-	-	299,529,946 (i)	50.48
Horizon Towers Sdn Bhd (9)	308,198	0.05	-	-
Tirta Enterprise Sdn Bhd (9)	170,880	0.03	-	-
Araniaga Holdings Sdn Bhd (9)	271	**	-	-
Teck Bee Mining (M) Sendirian Berhad (9)	420	**	-	-
Lion Management Sdn Bhd (9)	7,611,000	1.28	300 (j)	**
Lion Development (Penang) Sdn Bhd (l)	567,700	0.11	7,919,498 (k)	1.33
Lion Holdings Pte Ltd (8)	1,512	**	-	-
Jelajah Jaya Sdn Bhd (9)	79,700	0.01	-	-
Bayview Properties Sdn Bhd (9)	300	**	-	-
Sin Seng Investment Pte Ltd (7)	107,184	0.02	-	-
Trillionvest Sdn Bhd (8)	1,500,000	0.25	-	-
AMB (9)	141,347	0.02	-	-
Affin-ACF Finance Berhad (10)	454,000	0.08	-	-
Ceemax Electronics Sdn Bhd (8)	4,000	**	-	-
Konming Investments Limited (9)	1,588,000	0.27	-	-

** Negligible

Notes:

(a) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Pte Ltd (Direct-58.80%; Indirect-Nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-19.17%; Indirect-Nil), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Lion Management Sdn Bhd (Direct-nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-20%; Indirect-nil), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect-100%), Bayview Properties Sdn Bhd (Direct-nil; Indirect-100%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-59.54%), Amsteel (Direct-nil; Indirect-35.56%), LCB (Direct-nil; Indirect-34.42%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-20%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-51%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect-100%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-59.54%), Amsteel (Direct-0.75%; Indirect-35.36%), LCB (Direct-nil; Indirect-32.56%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(d) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-20%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-51%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect-100%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), Amsteel (Direct-0.60%; Indirect-35.36%), LCB (Direct-0.21; Indirect-32.56%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(e) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-40%; Indirect-20%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-51%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Jelajah Jaya Sdn Bhd (Direct-nil; Indirect-100%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), Amsteel (Direct-0.60%; Indirect-35.36%), LCB (Direct-0.21; Indirect-32.56%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(f) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-100%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-51.31%; Indirect-15.64%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-59.53%), Amsteel (Direct-0.05%; Indirect-35.36%), LCB (Direct-nil; Indirect-23.90%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(g) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), Amsteel (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-nil) and Konming Investments Limited (Direct-nil; Indirect-100%).

(h) Deemed interested by virtue of Section 6A of the Act held via AMB (Direct-57.99%; Indirect-0.01%), Amsteel (Direct-nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-nil) and Konming Investments Limited (Direct-nil; Indirect-100%).

(i) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-100%; Indirect-nil), AMB (Direct-nil; Indirect-58%), Amsteel (Direct-nil; Indirect-29.36%), LCB (Direct-nil; Indirect-19.79%) and Konming Investments Limited (Direct-nil; Indirect-100%).

(j) Deemed interested by virtue of Section 6A of the Act held via Bayview Properties Sdn Bhd (Direct-100%; Indirect-nil).

(k) Deemed interested by virtue of Section 6A of the Act held via Lion Management Sdn Bhd (Direct-100%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-100%; Indirect-nil) and Bayview Properties Sdn Bhd (Direct-nil; Indirect-100%).

The above Persons Connected with the Interested Directors and/or Interested Major Shareholders and having interest in the Company do not consider themselves independent of the Proposed Renewal of Shareholders' Mandate by virtue of the following:

1. Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim.
2. Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri Cheng Heng Jem.
3. Cheng Theng Kee is the father of Datuk Cheng Yong Kim and Cheng Yong Liang.
4. Chen Shok Ching is the mother of Datuk Cheng Yong Kim and Cheng Yong Liang.
5. Cheng Wei Meng is the sister of Datuk Cheng Yong Kim and Cheng Yong Liang.
6. Cheng Chai Hai is the sister of Tan Sri Cheng Heng Jem.
7. Lion Realty Pte Ltd and Sin Seng Investment Pte Ltd are companies in which Datuk Cheng Yong Kim has a substantial interest to the extent as follows as at 25 November 2002:

Company	Direct (%)	Indirect (%)
Lion Realty Pte Ltd	15.02	14.90
Sin Seng Investment Pte Ltd	20.00	nil

8. Lancaster Trading Company Limited, Utara Enterprise Sdn Bhd, William Cheng Sdn Bhd, Lion Holdings Pte Ltd, Trillionvest Sdn Bhd and Ceemax Electronics Sdn Bhd are companies in which Tan Sri Cheng Heng Jem has a substantial interest to the extent as follows as at 25 November 2002:

Company	Direct (%)	Indirect (%)
Lancaster Trading Company Limited	60.00	nil
Utara Enterprise Sdn Bhd	50.00	50.00
William Cheng Sdn Bhd	99.99	0.01
Lion Holdings Pte Ltd	nil	58.80
Trillionvest Sdn Bhd	99.99	nil
Ceemax Electronics Sdn Bhd	nil	100.00

9. Happyvest (M) Sdn Bhd, Amanvest (M) Sdn Bhd, Umatrac Enterprises Sdn Bhd, Timuriang Sdn Bhd, Horizon Towers Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Lion Management Sdn Bhd, Lion Development (Penang) Sdn Bhd, Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, AMB and Konming Investments Limited are companies in which Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim have a substantial interest to the extent as follows as at 25 November 2002:

Company	Tan Sri Cheng Heng Jem		Datuk Cheng Yong Kim	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Happyvest (M) Sdn Bhd	nil	81.48	5.49	62.75
Amanvest (M) Sdn Bhd	nil	100.00	nil	100.00

Company	Tan Sri Cheng Heng Jem		Datuk Cheng Yong Kim	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Umatrac Enterprises Sdn Bhd	nil	100.00	nil	100.00
Timuriang Sdn Bhd	nil	100.00	nil	100.00
Horizon Towers Sdn Bhd	nil	100.00	nil	100.00
Tirta Enterprise Sdn Bhd	nil	79.00	nil	70.64
Araniaga Holdings Sdn Bhd	nil	100.00	nil	100.00
Teck Bee Mining (M) Sendirian Berhad	5.59	90.29	nil	90.29
Lion Management Sdn Bhd	nil	100.00	nil	100.00
Lion Development (Penang) Sdn Bhd	49.00	1.00	nil	20.00
Jelajah Jaya Sdn Bhd	nil	100.00	nil	100.00
Bayview Properties Sdn Bhd	nil	100.00	nil	100.00
AMB	0.01	59.61	0.14	59.54
Konming Investments Limited	nil	100.00	nil	100.00

10. Affin-ACF Finance Berhad is a company in which LTAT has a substantial interest to the extent of 100% indirect interest as at 25 November 2002.

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Renewal of Shareholders' Mandate and the benefits to be derived from them are transactions by the LLB Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the LLB Group comprising the following transactions:

Nature of Recurrent Transactions	Related Party	Estimated Value* RM'000
(a) Steel related		
(i) The sale of steel bars, wire rods, hot briquetted iron, billets and other related products and services	LCB Group	250,000
	Lion Teck Chiang Limited Group	20,000
	Posim Group	15,000
	ACB Group	10,000
	Amsteel Group	5,000
		300,000

Nature of Recurrent Transactions	Related Party	Estimated Value* RM'000
(ii) The purchase of scrap iron and other related products and services	LCB Group	186,000
	Lion Holdings Pte Ltd Group	20,000
	Lion Teck Chiang Limited Group	18,000
	Amsteel Group	15,000
	ACB Group	500
	Ributasi Holdings Sdn Bhd Group	500
		240,000
(iii) The purchase of machinery, spare parts, tools and dies and other related products and services	Amsteel Group	3,000
(iv) The provision of storage, leasing and rental of properties	Amsteel Group	1,200
	ACB Group	400
	Posim Group	200
	LCB Group	200
		2,000
(v) The provision of marketing, distribution and transportation services to the LLB Group	Amsteel Group	5,000
	Peringkat Prestasi (M) Sdn Bhd Group	500
	LTAT Group	500
		6,000
(b) <u>Property-based</u>		
(i) The provision of storage, leasing, rental of properties and related services	Ributasi Holdings Sdn Bhd Group	8,500
	Amsteel Group	4,000
	AMB Group	300
	Amble Bond Sdn Bhd Group	100
	Lion Development (Penang) Sdn Bhd Group	50
	Lion Holdings Sdn Bhd Group	50
		13,000

Nature of Recurrent Transactions	Related Party	Estimated Value* RM'000
(ii) The award of contracts, nomination of sub-contractors and consultants for property projects	Amsteel Group Lion Development (Penang) Sdn Bhd Group LCB Group	21,000 10,000 1,000 --------- 32,000 =====
(iii) The provision of building maintenance, project management, security, sales and marketing and other related services	CPMB Group Amsteel Group	400 100 ----- 500 ===
(c) Others		
(i) The provision of management and support, training and education and other related services	Lion Development (Penang) Sdn Bhd Amsteel Group AMB Group CPMB Group Posim Group LCB Group ACB Group Lion Teck Chiang Limited Group CS Tang & Co	1,500 100 100 50 50 50 50 50 50 -------- 2,000 =====
(ii) The obtaining of insurance and the procuring of underwriting of risks	LTAT Group	4,000
(iii) The provision of security services and security communication equipment to the LLB Group	Amsteel Group	500
(iv) The purchase of motor vehicles, component parts and other related products and services	Posim Group AMB Group LCB Group	1,300 100 100 ------- 1,500 ====

Nature of Recurrent Transactions	Related Party	Estimated Value* RM'000
(v) The purchase of office equipment, furniture and other industrial and consumer products	Amsteel Group	50
	LCB Group	50
	Amble Bond Sdn Bhd Group	50
	Ributasi Holdings Sdn Bhd Group	50

		200
		===

These transactions will be subject to the review procedures as set out in paragraph 3.4 below.

* The estimated value from the date of the EGM to the next AGM scheduled to be held in December 2003 is based on the aggregate amount over a 12-month period ended 30 June 2002 after taking into consideration the transactions which will be entered into in the foreseeable future. It may be subject to changes in the next financial year.

3.4 Review Procedures for Recurrent Transactions

The LLB Group has established various methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the LLB Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the LLB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on arm's length basis and on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
Steel related		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee
Property-based and others		<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the LLB Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Renewal of Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Renewal Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the LLB Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) the transactions prices are conducted on an arm's length basis and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transaction.

iii) is on competitive commercial terms, the LLB Group shall identify various sources of supply to secure at least 3 quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than 3 quotations are available for comparison due to limited sources of supply or potential suppliers unwilling to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other market.

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:
a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into transaction.

vii) when quality payment and other terms and condition are equal, an order/contract shall be awarded to the supplier with the lowest negotiated price.

viii) the Group companies shall evaluate vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales services.

3.5 Rationale for the Proposed Renewal of Shareholders' Mandate and Benefit to the LLB Group and its Shareholders

The steel related and property businesses are the principal businesses of the LLB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or all of these businesses. It is therefore in the interests of the LLB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the LLB Group can enjoy synergistic benefits. In addition, the LLB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the LLB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the LLB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Renewal of Shareholders' Mandate, if approve by the shareholders, would eliminate the need to make announcements to the KLSE or to convene separate general meetings or from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affect the business opportunities available to the LLB Group.

The Proposed Renewal of Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the LLB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 above and is of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is subject to the approval of the shareholders at the EGM.

5. FINANCIAL EFFECTS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net tangible assets of the LLB Group.

6. ABSTENTION FROM VOTING

Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay ("Interested Directors") who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 above have abstained from board deliberation and voting on the Proposed Renewal of Shareholders' Mandate. The Interested Directors and the major shareholders (as set out in paragraph 3.2 above) ("Interested Major Shareholders") and persons connected with the Interested Directors or Interested Major Shareholders who has interest, direct or indirect in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolutions relating to the Proposed Renewal of Shareholders' Mandate. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.2 above) have undertaken to ensure that the Persons Connected with them (as set out in paragraph 3.2 above) will abstain from voting on the resolutions, in respect of their direct and indirect interests, relating to the Proposed Renewal of Shareholders' Mandate at the EGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected to them have any direct or indirect interest in the Proposed Renewal of Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the entry into the Recurrent Transactions between the LLB Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency and are in the best interests of the LLB Group. For the reasons stated in paragraph 3.5 above, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the Ordinary Resolution in respect of the Proposed Renewal of Shareholders' Mandate to be proposed at the EGM.

8. **EXTRAORDINARY GENERAL MEETING**

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.20 pm or immediately after the conclusion of the Seventy-Second AGM of the Company scheduled to be held on the same day at 2.00 pm, whichever shall be the later. The purpose of the EGM is for shareholders to consider and, if thought fit, pass the Ordinary Resolution set out in the Notice of EGM.

9. **ACTION TO BE TAKEN BY SHAREHOLDERS**

Shareholders who are unable to attend and vote at the EGM in person, please complete, sign and return the Form of Proxy attached to this Circular in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time fixed for holding the EGM. The completion and lodgment of the Form of Proxy does not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

10. **FURTHER INFORMATION**

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully

For and on behalf of the Directors
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither LLB nor any of its subsidiary companies have entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

i) First Supplemental Agreement dated 19 October 2000 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors ") of the one part and Lion Land Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include the parties' right to mutually waive the requirement to satisfy any condition set forth in the Conditional Share Sale Agreement and to provide that the issues highlighted therein be resolved according to the proposed resolution set out therein.

ii) First Supplemental Agreement dated 19 October 2000 between Avenel Sdn Bhd of the one part and Lion Land Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel Sdn Bhd of 170,097,271 ordinary shares of RM1.00 each representing 83.77% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include that the consideration be based on Posim Berhad's principal asset of Sabah Forest Industries Sdn Bhd and the net value of Posim Berhad's residual assets.

iii) First Supplemental Agreement dated 19 October 2000 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. from Lion Land Berhad for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00 (which represents approximately 25% share of Avenel Sdn Bhd's net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset ("the LLB Basis")), to include that the LLB Basis shall include the net value of Posim Berhad's residual assets.

iv) Conditional Share Sale Agreement dated 19 October 2000 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a total consideration of RM33,350,000.00 to be settled by way of netting-off against the consideration payable by the Lion Land Berhad Group to Amsteel Corporation Berhad Group pursuant to the proposed acquisitions of assets by the Lion Land Berhad Group from the Amsteel Corporation Berhad Group under the Conditional Share Sale Agreement executed on 5 July 2000.

v) Second Supplemental Agreement dated 12 December 2000 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") the one part and Lion Land Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include that the consideration shall be apportioned and that the apportioned consideration shall only take effect upon the terms therein contained.

vi) Conditional Agreement dated 13 December 2000 between Lion Land Berhad, Likom Computer Systems Sdn Bhd and Likom Electronic Pte Ltd, whereby the parties thereto agreed to the variation of the mode of redemption by Likom Computer Systems Sdn Bhd of 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn Bhd from Lion Land Berhad such that the said cumulative preference shares shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in Likom Electronic Pte Ltd to Lion Land Berhad.

vii) Conditional Sale and Purchase Agreement dated 14 December 2000 entered into between Lion Land Berhad of the one part and Amsteel Equity Realty (M) Sdn Bhd of the other part in which Amsteel Equity Realty (M) Sdn Bhd acquires from Lion Land Berhad the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502, No. P.T 32625, Mukim of Kapar, District of Klang, State of Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14,880,000.00.

viii) Lease Agreement dated 13 February 2001 between Antara Steel Mills Sdn Bhd and Amsteel Mills Sdn Bhd pursuant to which Amsteel Mills Sdn Bhd has the full rights and liberty to operate Antara Steel Mills Sdn Bhd's steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

ix) Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation, Amsteel Corporation Berhad, Ayer Keroh Resort Sdn Bhd and Amsteel Mills Sdn Bhd in which:

(a) Johor Corporation shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd to Amsteel Mills Sdn Bhd for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to Johor Corporation, Amsteel Mills Sdn Bhd shall procure (i) Amsteel Corporation Berhad to transfer to Johor Corporation 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn Bhd and assign to Johor Corporation shareholders' advances owing by Lion Gateway Parade Sdn Bhd to Amsteel Corporation Berhad; and (ii) Ayer Keroh Resort Sdn Bhd to transfer to Johor Corporation, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd.

x) Supplemental Conditional Agreement dated 10 July 2001 made between Lion Land Berhad, Likom Computer Systems Sdn. Bhd and Likom Electronic Pte Ltd, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn Bhd held by Lion Land Berhad from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in Likom Electronic Pte Ltd are listed and quoted on the Singapore Exchange Securities Trading Limited; or

(b) on 28 December 2002.

xi) Supplemental Guarantee dated 10 July 2001 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the 43,613,000 5 years cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn Bhd ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by Likom Computer Systems Sdn Bhd from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if Likom Computer Systems Sdn Bhd shall default in the payment of the Redemption Sum on the Maturity Date.

xii) Second Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn Bhd for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00, (which represents approximately 25% share of Avenel Sdn Bhd's net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn Bhd as at 31 December 1999 after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM81,617,610.00 which represents Lion Land Berhad's 25% share of Avenel Sdn Bhd's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Lion Land Berhad Group.

xiii) Third Supplemental Agreement dated 8 October 2001 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between CPB Vendors and Lion Land Berhad for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include Amsteel Mills Sdn Bhd as a co-purchaser and to include that the consideration be revised to RM201,501,369.00 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the Lion Land Berhad Scheme Companies or owing by the Lion Land Berhad Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the Lion Land Berhad Group.

xiv) Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills Sdn Bhd of the one part and Lion Land Berhad of the other part, for the disposal by Amsteel Mills Sdn Bhd to Lion Land Berhad of RM33,900,000.00 worth of ordinary shares of RM0.50 in Chocolate Products (Malaysia) Berhad for a consideration of RM33,900,000.00 to be satisfied by an issuance of RM33,900,000.00 Lion Land Berhad bonds.

xv) Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn Bhd of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn Bhd and Lion Land Berhad for the disposal by Avenel Sdn Bhd of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn Bhd as a co-purchaser and the disposal by Avenel Sdn Bhd of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn Bhd.

xvi) First Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a consideration of RM33,350,000.00, to include that the consideration be revised to RM35,661,000.00 to be satisfied by an issue of RM35,661,000.00 Amsteel Corporation Berhad bonds.

xvii) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn Bhd of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn Bhd of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn Bhd.

xviii) Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn Bhd for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn Bhd's restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00. which represents Lion Land Berhad's 25% share of Avenel Sdn Bhd's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the

future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

xix) Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn Bhd.

xx) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that Akurjaya Sdn Bhd shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

xxi) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Save as disclosed below, neither LLB nor any of its subsidiary companies is engaged in any material litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of LLB or its subsidiaries and the Board of Directors of LLB has no knowledge of any proceedings pending or threatened against LLB or its subsidiary companies or of any facts likely to give rise to any proceedings which may materially and adversely affect the financial position of LLB or its subsidiary companies.

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM30 million granted by Affin to LLB vide Affin's letter of offer dated 27 August 1997. The Court has not fixed a hearing date yet.

The Directors of LLB have been advised that LLB has a defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for each of the past two (2) financial years ended 30 June 2001 and 2002 and the latest unaudited consolidated results for the first financial quarter ended 30 September 2002;

(c) material contracts referred to in Appendix I, paragraph 2 above; and

(d) material litigation referred to in Appendix I, paragraph 3 above.

SHAREHOLDINGS OF RELATED PERSONS

The corporations which have interest in the Related Parties and in which the following related persons have more than 15% shareholdings are as listed below:

i) Datuk Cheng Yong Kim

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-5.49%; Indirect-62.75%), Panoron Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Finlink Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-70.64%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%), Sin Seng Investment Pte Ltd (Direct-20%; Indirect- nil), LCB (Direct-0.15%; Indirect-35.40%) and Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%).

b) AMB Group
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-nil; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-70.64%), Sin Seng Investment Pte Ltd (Direct-20%; Indirect- nil), LCB (Direct-0.15%; Indirect-35.40%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Billion Grow Limited (Direct-28%; Indirect-nil) and Lion Development (Penang) Sdn Bhd (Direct-nil; Indirect-20%).

d) Posim Group
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-5.49%; Indirect-62.75%), Panoron Sdn Bhd (Direct-nil; Indirect-100%) and Avenel Sdn Bhd (Direct-nil; Indirect-100%).

e) CPMB Group
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Lion Development (Penang) Sdn Bhd (Direct-nil; Indirect-20%), Narajaya Sdn Bhd (Direct-nil; Indirect-100%), Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-100%), LCB (Direct-0.15%; Indirect-35.40%), Amsteel (Direct-0.03%; Indirect-35.70%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%), Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%) and AMB (Direct-0.14%; Indirect-59.54%).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-70.64%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%); LCB (Direct-0.15%; Indirect-35.40%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-Nil; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%) and Amsteel (Direct-0.03%; Indirect-35.70%).

g) Lion Holdings Sdn Bhd Group
Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-15.02%; Indirect-14.90%).

h) Lion Development (Penang) Sdn Bhd Group
Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-15.02%; Indirect-14.90%).

i) Lion Teck Chiang Limited Group
Deemed interested by virtue of Section 6A of the Act held via Lion Investment (Singapore) Pte Ltd (Direct-28.60%; Indirect-14.20%).

ii) Tan Sri Cheng Heng Jem

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via Lancaster Trading Company Limited (Direct-60%; Indirect-Nil), William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-nil; Indirect-81.48%), Panoron Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Finlink Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-79%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), LCB (Direct-0.10%; Indirect-57.32%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%) and Ceemax Electronics Sdn Bhd (Direct-Nil; Indirect-100%).

b) AMB Group
Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-79%), LCB (Direct-0.10%; Indirect-57.32%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

c) <u>LCB Group</u>
Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-nil; Indirect-58.80%), Viewtrain Company Limited (Direct-nil; Indirect-72%), Billion Grow Limited (Direct-nil; Indirect-72%), Actual Best Limited (Direct-nil; Indirect-72%), Budivest Sdn Bhd (Direct-nil; Indirect-100%), Crystal Dew Sdn Bhd (Direct-nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Angkasa Marketing (Singapore) Pte Ltd (Direct-nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Projek Jaya Sdn Bhd (Direct-nil; Indirect-100%), Ceemax Electronics Sdn Bhd (Direct-nil; Indirect-100%), 25,855,162 warrants with a right to subscribe for one new share for every one warrant held ("LCB Warrants") and 175,000 options granted pursuant to LCB's Executive Share Option Scheme.

d) <u>Posim Group</u>
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-nil; Indirect-81.48%), Panoron Sdn Bhd (Direct-nil; Indirect-100%) and Avenel Sdn Bhd (Direct-nil; Indirect-100%).

e) <u>CPMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Narajaya Sdn Bhd (Direct-nil; Indirect-100%), Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-100.00%), LCB (Direct-0.10%; Indirect-57.32%), Amsteel (Direct-nil; Indirect-36.97%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%), Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%) and AMB (Direct-0.01%; Indirect-59.61%).

f) <u>ACB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-79%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-nil; Indirect-100%); Actual Best Limited (Direct-nil; Indirect-72%), LCB (Direct-0.10%; Indirect-57.32%), Limpahjaya (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%) and Amsteel (Direct-nil; Indirect-36.97%).

g) <u>Lion Holdings Sdn Bhd Group</u>
Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lancaster Trading Company Limited (Direct-60%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-50%; Indirect-50%).

h) <u>Lion Development (Penang) Sdn Bhd Group</u>
Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-50%; Indirect-50%).

i) Amble Bond Sdn Bhd Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond Sdn Bhd.

j) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-nil; Indirect-80%); Andalas Development Sdn Bhd (Direct-nil; Indirect-100%); The Brooklands Rubber Selangor Company Limited (Direct-nil; Indirect-100%).

k) Lion Holdings Pte Ltd Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 58.80% direct interest in Lion Holdings Pte Ltd.

iii) Lion Holdings Sdn Bhd

a) Amsteel Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-51.01%; Indirect-nil), Panoron Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-nil), Finlink Holdings Sdn Bhd (Direct-nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), LCB (Direct-8.66%; Indirect-23.90%) and Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%).

b) AMB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), LCB (Direct-8.66%; Indirect-23.90%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

c) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%).

d) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-51.01%; Indirect-nil), Panoron Sdn Bhd (Direct-nil; Indirect-100%) and Avenel Sdn Bhd (Direct-nil; Indirect-100%).

e) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-70%), LCB (Direct-8.66%; Indirect-23.90%), Amsteel (Direct-0.002%; Indirect-35.36%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), Ambang Jaya Sdn Bhd (Direct-nil; Inidrect-100%) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-nil; Indirect-67.04%), Amanvest (M) Sdn Bhd (Direct-nil; Indirect-100%), LCB (Direct-8.66%; Indirect-23.90%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-0.02%; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%) and Amsteel (Direct-0.002%; Indirect-35.36%).

iv) Mirzan bin Mahathir

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-15.80%) and Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%).

b) AMB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-15.80%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via Peringkat Prestasi (M) Sdn Bhd (Direct-99.99%; Indirect-0.01%).

d) Posim Group
Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-nil; Indirect-100%).

e) CPMB Group
Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-70%), LCB (Direct-nil; Indirect-15.80%), Amsteel (Direct-nil; Indirect-29.37%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-15.80%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-83.70%), Amsteel (Direct-nil; Indirect-29.37%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

g) Peringkat Prestasi (M) Sdn Bhd Group
Deemed interested by virtue of his brother, Encik Mukhriz bin Mahathir's 0.01% direct interest in Peringkat Prestasi (M) Sdn Bhd.

v) Peringkat Prestasi (M) Sdn Bhd

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act LCB (Direct-15.80%; Indirect-nil) and Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%).

b) <u>AMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-15.80%; Indirect-nil) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

c) <u>Posim Group</u>
Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-nil; Indirect-100%).

d) <u>CPMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-70%), LCB (Direct-15.80%; Indirect-nil), Amsteel (Direct-nil; Indirect-29.37%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

e) <u>ACB Group</u>
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-15.80%; Indirect-nil), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-83.70%), Amsteel (Direct-nil; Indirect-29.37%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

vi) LTAT

a) <u>AMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-20.19%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

b) <u>LCB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Angkasa Marketing (Singapore) Pte Ltd (Direct-nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%) and Projek Jaya Sdn Bhd (Direct-nil; Indirect-100%).

c) <u>Posim Group</u>
Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-nil; Indirect-100%).

d) <u>CPMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-70%), LCB (Direct-nil; Indirect-20.19%), Amsteel (Direct-21%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

e) <u>ACB Group</u>
Deemed interested virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-20.19%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-83.70%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

f) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Angkasa Marketing (Singapore) Ptd Ltd (Direct-nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), LLB (Direct-2.93%; Indirect-50.55%), Andalas Development Sdn Bhd (Direct-nil; Indirect-100%), The Brooklands Rubber Selangor Company Limited (Direct-nil; Indirect-100%).

vii) Amsteel

a) AMB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-20.19%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

b) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Angkasa Marketing (Singapore) Pte Ltd (Direct-100%; Indirect-nil), AMB (Direct-nil; Indirect-58%), Projek Jaya Sdn Bhd (Direct-nil; Indirect-100%) and 25,855,162 LCB Warrants.

c) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-55%; Indirect-45%).

d) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-70%; Indirect-nil), LCB (Direct-nil; Indirect-20.19%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-nil; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-100%; Indirect-nil) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-nil; Indirect-20.19%), Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-83.70%) and Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%).

f) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Angkasa Marketing (Singapore) Pte Ltd (Direct-100%; Indirect-nil), AMB (Direct-nil; Indirect-58%), LLB (Direct-0.0003%; Indirect-57.65%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Andalas Development Sdn Bhd (Direct-nil; Indirect-100%) and The Brooklands Rubber Company Limited (Direct-nil; Indirect-100%).

viii) LCB

a) Amsteel Group

Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-100%; Indirect-nil).

b) <u>AMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100 %).

c) <u>Posim Group</u>
Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-nil; Indirect-100%).

d) <u>CPMB Group</u>
Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-nil; Indirect-70%), Amsteel (Direct-19.35%; Indirect-10.01%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), AMB (Direct-0.01%; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-nil; Indirect-100%).

e) <u>ACB Group</u>
Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-nil; Indirect-100%), Posim (Direct-nil; Indirect-83.70%), Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%) and Amsteel (Direct-19.35%; Indirect-10.01%).

f) <u>Lion Teck Chiang Limited Group</u>
Deemed interested by virtue of Section 6A of Act held via Umatrac Enterprises Sdn Bhd (Direct-nil; Indirect-100%), Angkasa Marketing (Singapore) Pte Ltd (Direct-4.22%; Indirect-58%), AMB (Direct-4.22%; Indirect-58%), Lion Land Berhad (Direct-nil; Indirect-100%), Andalas Development Sdn Bhd (Direct-nil; Indirect-100%), The Brooklands Selangor Rubber Company Limited (Direct-nil; Indirect-100%).

LION LAND BERHAD (415-D)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.20 pm or immediately after the conclusion of the Seventy-Second Annual General Meeting of the Company scheduled to be held on the same day at 2.00 pm, whichever shall be the later, for the purpose of considering and, if thought fit, passing the Ordinary Resolution as set out below:

ORDINARY RESOLUTION
Proposed Renewal of Shareholders' Mandate
for Recurrent Related Party Transactions of a Revenue or Trading Nature

That approval be given for the renewal of the Shareholders' Mandate for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 4 December 2002 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:
   a) the type of the Recurrent Transactions made; and
   b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the listed issuer.

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
4 December 2002

Notes:

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We..

I.C. No./Company No. ....

of..

being a member/members of LION LAND BERHAD, hereby appoint..

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of...

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.20 pm or immediately after the conclusion of the Seventy-Second Annual General Meeting of the Company scheduled to be held on the same day at 2.00 pm, whichever shall be the later, or at any adjournment thereof.

RESOLUTION	**FOR**	**AGAINST**
Ordinary Resolution - Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of ...., 2002

No. of shares : ....   Signed: ....

In the presence of : ....

Representation at Meeting

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*